Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(in thousands)

	Fiscal Year Ended December 31, 2012	Fiscal Year Ended December 31, 2013	Fiscal Year Ended December 31, 2014	Fiscal Year Ended December 31, 2015	Fiscal Year Ended December 31, 2016	Six Months Ended June 30, 2017
Fixed charges:
Interest related to the Credit Facility*	$—	$432	$1,060	$1,585	$3,396	$1,731
Interest portion of rental expense**	53	60	203	238	264	101
Total fixed charges	$53	$492	$1,263	$1,823	$3,660	$1,832
Earnings:
Pre-tax loss from continuing operations	$(11,778)	$(19,781)	$(41,609)	$(89,496)	$(30,819)	$(21,425)
Fixed charges	53	492	1,263	1,823	3,660	1,832
Total earnings	$(11,725)	$(19,289)	$(40,346)	$(87,673)	$(27,159)	$(19,593)
Preferred dividend requirement	$2,035	$—	$—	$—	$—	$—
Combined fixed charges and preferred dividends	$2,088	$492	$1,263	$1,823	$3,660	$1,832
Ratio of earnings to combined fixed charges and preferred dividends	(a)	(b)	(c)	(d)	(e)	(f)

*

“Credit Facility” refers to the Loan and Security Agreement, effective as of October 16, 2015, as amended on February 24, 2017 and July 31, 2017, by and among Aratana Therapeutics, Inc., Vet Therapeutics, Inc., Pacific Western Bank, as a collateral agent, and Oxford Finance, LLC.

**

Represents estimated interest associated with certain facility, equipment and vehicle leases (at an assumed rate of 33% of total rent expense for facility and equipment leases, which management believes is a reasonable approximation of the interest factor).

(a)	Earnings in fiscal year ended December 31¸ 2012 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $13.8 million.

(b)	Earnings in the fiscal year ended December 31, 2013 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $19.8 million.

(c)	Earnings in the fiscal year ended December 31, 2014 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $41.6 million.

(d)	Earnings in the fiscal year ended December 31, 2015 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $89.5 million.

(e)	Earnings in the fiscal year ended December 31, 2016 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $30.8 million.

(f)	Earnings in the six months ended June 30, 2017 were inadequate to cover combined fixed charges and preferred dividends. The coverage deficiency was approximately $21.4 million.